UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number: 001-38027

CANADA GOOSE HOLDINGS INC.
(Translation of registrant’s name into English)

250 Bowie Ave
Toronto, Ontario, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXHIBIT INDEX

Exhibits 99.1 and 99.2 to this report of a Foreign Private Issuer on Form 6-K are deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Exhibit No.	Description

99.1	Consolidated Interim Financial Statements as at and for the Second and Two Quarters Ended September 29, 2019
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Second and Two Quarters Ended September 29, 2019
99.3	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
99.4	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
99.5	Press release of Canada Goose Holdings Inc., dated November 13, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canada Goose Holdings Inc.

	By:	/s/ Jonathan Sinclair
	Name:	Jonathan Sinclair
	Title:	Executive Vice President and Chief Financial Officer
Date: November 13, 2019